Exhibit 12

Zep Inc.

Ratio of Earnings to Fixed Charges and of Earnings to Combined Fixed Charges and Preferred

Stock Dividends

(In thousands, except ratios)

	Fiscal Year Ended August 31,
	2011	2010	2009	2008	2007
Income before Provision for Income Taxes	$26,695	$21,711	$15,184	$25,991	$24,837
Additions:
Fixed charges	7,398	3,108	2,447	4,038	6,026

Total Earnings	$34,093	$24,819	$17,631	$30,029	$30,863

Fixed Charges
Interest expense	$6,659	$2,434	$1,791	$3,081	$5,218
Preferred stock dividends	—	—	—	—	—
Capitalized interest	—	—	—	—	—
Estimate of interest portion of rental expenses	739	674	656	957	808

Total Fixed Charges	$7,398	$3,108	$2,447	$4,038	$6,026

Ratio of Earnings to Fixed Charges	4.6	8.0	7.2	7.4	5.1

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	4.6	8.0	7.2	7.4	5.1